UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of June, 2008
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011
(Address of principal executive offices)

Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.
          Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)
          Not applicable.

Item 5.02(b) and (c)
DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS
Mr. Sudip Banerjee, President-Enterprise Solutions, Wipro Technologies, a division of Wipro Limited (the “Company”) tendered his resignation from the Company, which became effective from the opening of business hours on June 1, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED
/s/ Azim H. Premji
Azim H. Premji
Chairman and Managing Director

/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer and Director

Dated: June 4, 2008